UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

PETROBRAS ANNOUNCES COMMENCEMENT OF OFFER TO EXCHANGE NEW

REGISTERED SECURITIES FOR SECURITIES OFFERED IN PRIVATE TRANSACTIONS

RIO DE JANEIRO, BRAZIL – August 17, 2020 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces the commencement of an offer (the “Exchange Offer”) by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”) to exchange up to U.S.$4,115,281,000 aggregate principal amount of PGF’s newly issued 5.093% Global Notes due 2030 (CUSIP/ISIN: 71647N BE8 / US71647NBE85) (the “New Notes”) registered under the Securities Act of 1933, as amended, for an equal principal amount of PGF’s issued and outstanding 5.093% Global Notes due 2030 (CUSIPs/ISINs: 71647N BF5; US71647NBF50 / N6945A AL1; USN6945AAL19) (the “Old Notes”). The Exchange Offer is being made pursuant to an exchange offer prospectus, dated August 17, 2020 (as may be amended or supplemented, the “Prospectus”) which sets forth in more detail the terms and conditions of the Exchange Offer.

The Exchange Offer commenced on August 17, 2020, and will expire at 5:00 p.m. New York City time, on September 15, 2020, unless earlier terminated or extended by PGF (such time and date, as the same may be extended, the “Expiration Date”). Old Notes tendered may be withdrawn at any time prior to 5:00 p.m. New York City time on the Expiration Date, but not thereafter.

The terms of the New Notes to be issued are substantially identical to the Old Notes, except for terms with respect to additional interest payments, registration rights and legends reflecting transfer restrictions. The New Notes will be unconditionally and irrevocably guaranteed by Petrobras. Holders of Old Notes accepted for exchange will receive interest on the corresponding New Notes and not on such Old Notes. Any Old Notes not tendered or accepted for exchange will remain outstanding.

PGF’s obligation to accept any Old Notes tendered in the Exchange Offer is subject to the satisfaction of certain customary conditions applicable to the Exchange Offer as described in the Prospectus. PGF has reserved the right, subject to applicable law, to waive any and all conditions to the Exchange Offer.

# # #

The Bank of New York Mellon is acting as the exchange agent for the Exchange Offer. Questions or requests for assistance related to the Exchange Offer or for additional copies of the Prospectus and related documents may be directed to The Bank of New York Mellon at +1 (212) 815-4259. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Old Notes as to when such intermediary needs to receive instructions from a holder in order for that holder to be able to participate in, or (in the circumstances in which revocation is permitted) revoke their instruction to participate in, the Exchange Offer, before the deadlines specified herein and in the Prospectus. The deadlines set by each clearing system for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Prospectus.

This announcement is for informational purposes only. This announcement is not an offer to exchange any Old Notes. The Exchange Offer is not being made to holders of Old Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. Petrobras and PGF have filed a registration statement, that includes the Prospectus, with the Securities and Exchange Commission (the “SEC”). Before you decide to participate in the Exchange Offer, you should read the Prospectus and other documents Petrobras and PGF have filed with the SEC for more complete information about Petrobras, PGF, and the Exchange Offer. You may access these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Prospectus may be obtained by contacting the exchange agent as described above. The Exchange Offer is being made solely pursuant to the Prospectus and related documents. No authority has passed upon the accuracy or adequacy of the Prospectus or any documents related to the Exchange Offer, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Attorney-in-fact

By:	/s/ Tomaz André Barbosa
Tomaz André Barbosa
Attorney-in-fact

Date: August 17, 2020